July 28, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz

Sonia Bednarowski

Re:	The McClatchy Company

Registration Statement on Form S-4

Filed June 4, 2010

Amendment No. 1 to Registration Statement on Form S-4

Filed June 9, 2010

Amendment No. 2 to Registration Statement on Form S-4

Filed June 10, 2010

Amendment No. 3 to Registration Statement on Form S-4

Filed July 20, 2010

File No. 333-167345

Dear Ms. Ravitz and Ms. Bednarowski:

On behalf of The McClatchy Company (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 27, 2010 relating to the Company’s Registration Statement on Form S-4 (File No. 333-167345) filed with the Commission on June 4, 2010, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2010, as further amended by Amendment No. 2 to the Registration Statement filed with the Commission on June 10, 2010, and as further amended by Amendment No. 3 to the Registration Statement filed with the Commission on July 20, 2010 (as amended, the “Registration Statement”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Exhibit 5.2.3

1.	Counsel may examine such matters as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel delete or revise the second sentence in assumption F on page 3.

Securities and Exchange Commission

July 28, 2010

In response to the Staff’s comment, counsel will revise the second sentence in assumption F on page 3, which currently reads as follows:

“With respect to our opinions set forth in paragraphs 2, 3 and 4 above as to matters of fact, we have relied solely upon the Columbus Certificate and the Macon Certificate provided to us by officers or the secretary of Columbus and Macon respectively.”

to read as follows:

“With respect to our opinions set forth in paragraphs 2, 3 and 4 above as to matters of fact, we have relied upon the Columbus Certificate and the Macon Certificate provided to us by officers or the secretary of Columbus and Macon, respectively, and such other documents, records and instruments necessary to render such opinions.”

Exhibit 5.2.4

2.	Please have counsel further revise the third sentence on page 3, starting with the word “warranty,” to limit it to factual matters only.

In response to the Staff’s comment, counsel will revise the third sentence on page 3, which currently reads as follows:

“Except as set forth herein, we have not undertaken any investigation to determine the existence or status of such factual matters nor have we made any independent investigations as to the accuracy or completeness of any factual representation, warranty, data or other information, written or oral, made or furnished by Subsidiary Guarantor to us.”

to read as follows:

“Except as set forth herein, we have not undertaken any investigation to determine the existence or status of such factual matters nor have we made any independent investigations as to the accuracy or completeness of any factual representation, factual warranty, factual data or other factual information, written or oral, made or furnished by Subsidiary Guarantor to us.”

Securities and Exchange Commission

July 28, 2010

Exhibit 5.2.5

3.	Refer to assumption K on page 3. Counsel must review all documents necessary for giving a legal opinion. Please have counsel revise accordingly.

In response to the Staff’s comment, counsel will revise assumption K on page 3, which currently reads as follows:

“Our opinions set forth in paragraph 3 below, as to the authorization by each of the Companies for the execution and delivery of the Transaction Documents to which it is a party, are based solely on the corporate resolutions and officers certificates necessary for our opinion, including those referenced in paragraph (d) above. With respect to our opinions set forth in paragraph 3 below as to matters of fact, we have relied solely upon certificates of stockholders, directors or officers of the Companies.”

to read as follows:

“Our opinions set forth in paragraph 3 below, as to the authorization by each of the Companies for the execution and delivery of the Transaction Documents to which it is a party, are based on such documents, records and instruments necessary to render such opinion, including the corporate resolutions and officers certificates referenced in paragraph (d) above. With respect to our opinions set forth in paragraph 3 below as to matters of fact, we have relied upon certificates of stockholders, directors or officers of the Companies and such other documents, records and instruments necessary to render such opinion.”

Exhibit 5.2.8

4.	Please have counsel further revise the third sentence of the second paragraph on page 3, starting with the word “warranty,” to limit it to factual matters only.

In response to the Staff’s comment, counsel will revise the third sentence of the second paragraph on page 3, which currently reads as follows:

“Except as set forth herein, we have not undertaken any investigation to determine the existence or status of such factual matters nor have we made any independent investigations as to the accuracy or completeness of any factual representation, warranty, data or other information, written or oral, made or furnished by Subsidiary Guarantor to us.”

to read as follows:

“Except as set forth herein, we have not undertaken any investigation to determine the existence or status of such factual matters nor have we made any independent investigations as to the accuracy or completeness of any factual representation, factual warranty, factual data or other factual information, written or oral, made or furnished by Subsidiary Guarantor to us.”

Securities and Exchange Commission

July 28, 2010

The Company acknowledges that, notwithstanding the Staff’s comments:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not asset Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to Karole Morgan-Prager at (916) 321-1928. Thank you for your assistance.

Sincerely,

THE MCCLATCHY COMPANY

/s/ Patrick J. Talamantes
Patrick J. Talamantes

Enclosures

cc (w/encl.):	Katherine A. Martin, Esq.

Michael A. Occhiolini, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation